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                                                                 EXHIBIT 20.1

                               PRESS RELEASE


           WONDERWARE-R- & TOPRO PARTNER TO DEVELOP JOINT PROGRAM
      TO PROVIDE YEAR 2000 SOLUTIONS FOR INDUSTRIAL AUTOMATION SYSTEMS.

   Irvine, Calif., Sept. 4, 1997 - Wonderware Corporation (Nasdaq: WNDR) and Topro, Inc., d.b.a. TAVA Technologies (Nasdaq - TPRO) announced today that the two companies are developing a joint program to assist manufacturing and production process companies with solutions for upgrading industrial automation systems to meet requirements for Year 2000 computing compliance on the plant floor.

   "In recent months, there has been an increasing level of publicity and concern about this looming multi-billion dollar headache, but most of the attention has been focused on IS departments and installed business systems," explained Joe Cowan, Wonderware vice president of sales and marketing. "Very little has been said about how this issue will affect industrial automation applications. In fact, the widespread diversity of equipment, systems, and software used in industrial processes increases the complexity of these issues."

   "Although Wonderware's FactorySuite modules are already Year 2000 compliant and we provide an easy upgrade path for all Wonderware customers to solve the date-handling problem with their existing systems, we also recognize that complete Year 2000 compliance must include every piece of equipment or application used in an industrial automation system. Working with TAVA we can provide our customers with assistance in assessing their problems and we can help them avoid Year 2000 disruptions in their operations," Cowan added.

  "TAVA's Plant Y2K One-TM- program includes a detailed assessment methodology, an extensive compliance database and automated software tools that are available for implementation by end-user customers," said John Jenkins, chief executive officer of TAVA. "We believe that Wonderware's attention to the industry's Year 2000 problems, their pro-active support of our Plant Y2K One-TM- factory floor initiative, their extensive worldwide distribution network, Year 2000 compliant software products and ready product upgrade paths will clearly enhance the ability of many industrial users to achieve Year 2000 compliance."

   FactorySuite is an integrated set of Windows NT-based application development modules used to configure factory automation systems for supervisory control and data acquisition; PC-based machine and process control, production management and work-in-process tracking; flexible batch process management; a real-time relational database; and Internet and intranet remote application viewing capabilities. The package comes with more than 700 I/O servers to connect applications to plant floor control, sensor and actuation devices.

   TAVA Technologies is an industry leader in systems integration and information technology solutions, helping clients in the manufacturing and process industries integrate their production processes, applications, hardware and software into seamless manufacturing enterprises. TAVA is a leading independent factory automation and control system integrator, with a staff of 275 system engineers and 10 regional offices throughout the U.S.


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   Wonderware pioneered Windows-based ease of use for developing industrial automation applications with the introduction of InTouch-TM- operator interface software in 1989. The FactorySuite is the first integrated suite of easy-to-use software tools for creating any factory application, providing the broadest range of functionality at the lowest price on the market. Founded in 1987, Wonderware is based in Irvine, Calif., and has regional offices in the U.S., Europe, South America and Asia to provide support to its network of nearly 140 distributor offices. Wonderware reported revenues of $39.2 million for the first six months of 1997.

   This news release contains forward-looking statements that involve risks and uncertainties. The actual future results of Wonderware and TAVA Technologies may differ materially from these statements due to a number of factors, including but not limited to market acceptance of new products and services as well as competition and pricing in the software industry.

   For more information, contact Don Allen, Director of Corporate Relations, Wonderware Corporation, 100 Technology Drive, Irvine, Calif. 92618. Phone:
(714) 453-6652. Fax: (714) 453-6693.

   Or contact Topro Inc., Press Relations: Scott Liolios, Pacific Consulting Group; Phone: (714) 574-3860.